UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

KLX Energy Services Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-38609	36-4904146
(State or other	(Commission File Number)	(I.R.S. Employer
jurisdiction of incorporation)		Identification No.)

1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 383-5100

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure.

For this reporting period, KLX Energy Services Holdings, Inc. (the “Company”) performed a scoping assessment activity of all materials and products introduced in our supply chain and confirmed that there were no materials  or products containing any “conflict minerals,” as defined in paragraph (d)(3) of Item 1.01 of Form SD, that are necessary to the functionality or production of the products offered for sale that are manufactured by the Company or contracted by the Company to be manufactured.  As such, for this reporting period, the Company was not required to conduct any reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KLX ENERGY SERVICES HOLDINGS, INC.

By:	/s/ THOMAS P. MCCAFFREY
	Name:	Thomas P. McCaffrey
	Title:	President, Chief Executive Officer and Chief Financial Officer

Date:  May 22, 2020